September 18, 2017

Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	New Leap, Inc. Registration Statement on Form S-1 Filed August 8, 2017 File No. 333-219776

Dear Mr. Foland,

New Leap, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated September 1, 2017. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

Cover Page

1. Please revise to limit the cover page to include key aspects of the offering. See Item 501 of Regulation S-K. In this regard, please include a cross-reference to the risk factors rather than including them on the cover page. Move the two charts on the cover page to the Use of Proceeds section of the prospectus.

Response: Cover page was revised to include only key aspects of the offering. Risk factors-related language was removed and instead cross-references were added. The two charts were moved to the Use of Proceeds section of the prospectus.

2. Please disclose on the cover page that you are a shell company.

Response: Disclosure that we are a shell company was added to the cover page.

Prospectus Summary

3. Please clarify your statement in the prospectus summary that the company has “no financial resources” by stating that the company has no assets and no revenue.

Response: The words: “no assets and no revenue” were added to the prospectus summary instead of the words “no financial resources”.

4. Please disclose in the prospectus summary whether the company has an operating website and/or registered members. If not, discuss in the Management’s Discussion and Analysis section the steps that the company has taken to develop the website.

Response: The following disclosure was added to the prospectus summary: “The Company does not have an operating website yet, but plans to start building one after completion of this offering.” The following disclosure was added to the Management’s Discussion and Analysis section: “We intend to start developing a website following completion of this offering. For this purpose our intention is to use a third party vendor which can provide both design and programming services.”

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5. Please reconcile your statements on page 6 that you have “not established or attempted to establish a source of equity or debt financing” with your statement on page 9 that you “will seek additional financing beyond the amounts that may be received in this offering.” Clarify the source and the amounts for which you believe you will seek.

Response: A revision was made to risk factor #1 (page 9) pursuant to this comment.

6. Please add a separately captioned risk factor describing the difficulties of only serving customers not residing in the United States based on voluntary disclosure of customer residence.

Response: The following risk factor was added:

“32. Serving only customers residing outside of the U.S.

We will require all potential customers wishing to gain access to potential investments presented by us to disclose their country of residence. Only those residing outside of the U.S. will be entitled to view materials regarding potential investments and participate in them. It is possible that some customers may provide untruthful information about their country of residence. We intend to take reasonable steps to strengthen the reliability of the disclosures made about the country of residence. Any such steps taken by us may be perceived as burdensome by potential customers and may cause them not to further pursue the subscription process with us.”

Principal Shareholders, page 33

7. Please revise your chart to clarify the ownership percentages of your sole shareholder. The risk factor on page 26 indicates beneficial ownership of 53.33% assuming the sale of all the shares in this offering but your chart indicates beneficial ownership of 60%.

Response: The percentage in the chart under the Principal Shareholders section was revised to 53.33%.

Use of Proceeds, page 18

8. We note that certain expenses such as those related to accounting, transfer agent, blue sky are not included in the expenses covered by the use of proceeds. Please disclose how you intend to pay for the additional expenses other than the legal fees if not from the proceeds of this offering. We also note that these expenses are not accounted for in your discussion of expenses for the next twelve months on page 25.

Response: The paragraph below the expenses breakdown was removed and instead the following disclosure was added: “Our CEO, Mr. Ostashinsky, will cover the accounting, transfer agent, blue sky and miscellaneous expenses related to this offering. These amounts will be added to the note the Company issued to our CEO.” The same disclosure was added to the discussion of expenses on page 25.

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Liquidity and Capital Resources, page 26

9. You state that you will seek financial assistance within six months if unable to pay the costs relating to this offering using loans evidenced by a noninterest-bearing unsecured corporate note to be treated as a loan, but state that there is no formal written arrangement for these terms from any party. Please describe actions to be taken if unable to secure these terms from shareholders or third parties.

Response: The first paragraph under “Liquidity” was changed and now says the following: “Our CEO, Mr. Ostashinsky, will cover the accounting, transfer agent, blue sky and miscellaneous expenses related to this offering. These amounts will be added to the note the Company issued to our CEO.”

Certain Relationships and Related Transactions

10. Please disclose all related party transactions required by Item 404 of Regulation S-K. In this regard, it appears that the material terms of the promissory loan to the Chief Executive Officer should be disclosed in this section. Also, you should disclose the relationship and payments to Lior Ostashinsky, the son of the Chief Executive Officer, in this section.

Response: The following disclosures were added: “We issued a note to our CEO, Mr. Ostashinsky for costs covered by our CEO for the benefit of the Company. As of June 30, 2017 the amount under the note was $305. Additional amounts paid by Itzhak for the benefit of the Company will be added to this note. The note bears no interest and is payable on demand. Further, we engaged the legal services of attorney Lior Ostashinsky, the son of our CEO, in connection with this registration statement. This engagement is for an amount of $25,000.”

General

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There was no use of written communications.

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We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the Amended S-1; and

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Lior Ostashinsky, Legal Counsel, at + (972) 50-5485348 or Itzhak Ostashinsky, President and Chief Executive Officer, at + (972) 50-7844477 if you have questions or need additional information.

Sincerely,

New Leap, Inc.

/s/ Itzhak Ostashinsky
Itzhak Ostashinsky, President & CEO

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